[Letterhead of Sutherland Asbill & Brennan LLP]

June 29, 2006

John	Reynolds

Assistant Director

Office of Emerging Growth Companies

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Marathon Acquisition Corp. – Registration Statement on Form S-1 filed on May 12, 2006 (File No. 333-134078) (the “Registration Statement”)

Dear Mr. Reynolds:

On behalf of Marathon Acquisition Corp. (the “Company”), and pursuant to the provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, please find enclosed for filing Amendment No. 1 (“Amendment No. 1”) to the Registration Statement.

We are filing Amendment No. 1 in response to your letter dated June 22, 2006, which sets forth the comments of the staff (the “Staff”) of the Division of Corporation Finance on the Company’s Registration Statement. The Staff’s comments are set forth below and are numbered to correspond to their ordering in your letter. Each of the Staff’s comments is followed by the Company’s response.

General

1.	Comment:

Prior to the effectiveness of this registration statement, please provide a copy of the letter from the NASD, or arrange a call from the NASD, confirming that it has finished its review and has no additional concerns regarding the underwriting arrangements in this matter.

Response: The Company will comply with this comment.

June 29, 2006

2.	Comment:

Please explain the basis for your disclosure that the securities will be listed on the American Stock Exchange. Please explain how the company will satisfy each criterion for at least one of the listing standards on the exchange. Please include a discussion of all of the quantitative standards, e.g., number of public shareholders. We may have further comment.

Response: Subsequent to the completion of its initial public offering, the Company will satisfy both the American Stock Exchange’s quantitative and qualitative listing standards applicable to listings of equity securities. Specifically, upon the completion of its initial public offering, the Company expects to have (i) a stockholders’ equity in excess of $4 million; (ii) a total market capitalization of greater than $50 million; (iii) a minimum public distribution in excess of one million equity securities, together with a minimum of 400 public stockholders; (iv) an aggregate market value of publicly held equity securities in excess of $15 million; and (v) a minimum market price of $2 per equity security. As a result, the Company believes that it will satisfy “Initial Listing Standard 3” of the American Stock Exchange’s quantitative listing standards.

In addition, the Company currently satisfies or, upon the consummation of its initial public offering, will satisfy all of the American Stock Exchange’s qualitative listing standards, including having a board of directors composed of a majority of independent directors. Moreover, the Company will have adopted a code of conduct and ethics that applies to all of its directors, officers and employees, and complies with the definition of a “code of ethics” as set forth in Item 406 of Regulation S-K.

3.	Comment:

Please expand your discussion of how you determined the public offering price. In this regard, please tell us the factors you considered in determining to value this offering at $300,000,000. What factors did you consider when determining that you might need $289,050,000 in the trust fund to effect the business combination contemplated by the registration statement? Discuss the specific factors and motivations behind the valuation. Please note in particular that we are not seeking simply whether or not you have “a specific business combination under consideration” but are looking more to the type, nature and results to date of any and all diligence, evaluations, discussions (formal and informal) negotiations and/or other similar activities undertaken, whether directly by the company, an affiliate thereof, or an unrelated third party, with respect to a business combination transaction involving the company. This includes the time period before the company’s corporate existence was established and encompasses any and all evaluations and/or discussions that may have taken place prior to the involvement of the principals with the formal entity of Marathon Acquisition Corp. In particular, considering Mr. Gross’ experience in the private equity, distressed debt and mezzanine lending business, the precise nature of his knowledge about the ability to effect a combination with a company whose fair market value is equal to at least 80% of the company’s net assets may be

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material information for which appropriate disclosure is required. We may have further comment.

Response: The Company has revised the disclosure in Amendment No. 1 to explain how it determined the proposed maximum aggregate offering price of $300 million. See page 12 of Amendment No. 1. In addition, the revised disclosure clarifies that such determination was and is not based on any research, analysis, evaluations, discussions, or compilations of information with respect to any particular investment or any such action undertaken in connection with the Company’s organization.

4.	Comment:

Please provide us with a legal analysis as to how the company will comply with the dissolution provisions of the Delaware General Corporation Law (“DGCL”), including, but not limited to, Sections 275, 278, 280 and/or 281(b) and disclose in the prospectus the procedures that the company will undertake in complying. Also, revise the disclosure throughout the prospectus to include the effect that this provision will have upon the stockholders’ rights to receive their portion of the trust in the event of liquidation. In addition, please include a discussion as to how the funds held in trust could be subject to a creditor and/or bankruptcy proceeding by the company. Finally, in an appropriate section, please provide a detailed discussion of the procedures that the company will use to liquidate the trust account, return money to investors and dissolve the company, in the event that such actions become necessary, and include the costs of such process.

Response: A voluntary dissolution of a Delaware corporation may be accomplished by following the procedural steps mandated by Section 275 of the Delaware General Corporation Law (the “DGCL”). This voluntary dissolution provision, which is made generally applicable to Delaware corporations, provides that a dissolution may be authorized in either of two ways. The first allows a majority of the board of directors to adopt a resolution calling for the dissolution of the corporation at a meeting of the whole board called for that purpose. This resolution may then be adopted at a stockholders meeting by a majority of the outstanding stock of the corporation entitled to vote. The second method of dissolution dispenses with the requirement of action by the directors and authorizes the dissolution of the corporation by the written consent of all of the stockholders entitled to vote. The Company will follow the procedural steps mandated by the first method described above in the event of its dissolution and liquidation.

Section 278 of the DGCL provides that a dissolved corporation continues to exist for three years after the date of dissolution for purposes of prosecuting and defending suits by or against the corporation and enabling it to settle and close its business, dispose of and convey its property, discharge its liabilities and distribute to stockholders any remaining assets, but not for the purpose of continuing the business of the corporation as a going concern. A corporation can continue to exist beyond the three year period, if ordered by a court, as might be required to permit the corporation to complete the winding up of its affairs. The powers of the officers and directors of the corporation continue during this time period in order to allow them to take the necessary steps to wind-up the affairs of the corporation. Thus, upon the dissolution of the

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Company in accordance with Section 275 of the DGCL, it is anticipated that the Company’s officers and directors will take such actions as might be required to permit the Company to complete the winding up of its affairs as expeditiously as possible.

Sections 280 and 281(b) of the DGCL set forth two procedures that a dissolved corporation may follow when winding up its affairs. Section 280 provides a “safe harbor” for directors of the dissolved corporation, or other governing persons of a successor entity. Such directors or governing persons will not incur personal liability to unpaid claimants of the dissolved corporation for having improperly distributed the assets, so long as the procedures described in Section 280 are followed and the assets are distributed to creditors and stockholders in accordance with Section 281(a) of the DGCL. As discussed below, the liability of stockholders to unsatisfied claimants is also limited when the procedures in Sections 280 and 281(a) are followed.

In general, a corporation electing to comply with Section 280 of the DGCL must publish notice of its dissolution and also send notice to all persons having claims against the corporation. This notice shall direct such persons to present their claims to the corporation within a time period of at least sixty days. A similar notice and claims is required for persons with conditional, contingent or unmatured claims.

The corporation may accept or reject, in whole or in part, any claim made under Section 280 of the DGCL. Any rejection of a claim must be made within 90 days of the receipt of such claim, and at least 150 days before the expiration of the period described in Section 278 of the DGCL. If a claim is rejected in whole or in part, the claimant is entitled to pursue any available remedy.

The corporation must respond to a conditional, contingent or unmatured claim by offering the claimant such security as the corporation determines is sufficient to provide compensation to the claimant if the claim becomes a present obligation. The claimant may reject the offer, but if the rejection is not delivered in writing within 120 days after receipt of that offer, the claimant shall be deemed to have accepted the offer and will thereafter be entitled to look only to the security offered to satisfy its claim against the corporation. If a claimant rejects an offer of security, the corporation must then petition the court of chancery for a determination of the amount and form of security deemed sufficient to provide compensation to the claimant.

Section 281(b) of the DGCL prescribes the procedures for distributing the assets of a dissolved corporation which has not elected to comply with the notice and claims procedures of Section 280. This includes the distribution of any remaining assets to the stockholders. In general, a corporation must pay or make a reasonable provision to pay all the claims and obligations of the corporation. Under Section 281(c), the directors of a dissolved corporation which complies with Section 281(b) in making liquidating distributions will not be liable to creditors whose claims are ultimately unsatisfied. Unlike Section 280 of the DGCL, Section 281(b) does not provide for a presumption of reasonableness as to the provision made to pay

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claims and obligations. The directors of a dissolved corporation thus receive less protection under Section 281(b) than they receive under Section 280.

Section 282 of the DGCL limits the liability of stockholders of a dissolved corporation to the unpaid claimants of the corporation. Section 282(a) of the DGCL provides that when the assets of a dissolved corporation are distributed in accordance with Sections 280 or 281(b), its stockholders shall not be liable for any claim for more than the lesser of their pro rata share of the claim or of the amounts distributed to them by the corporation. In addition, Section 282(b) provides that stockholders of a dissolved corporation with assets distributed pursuant to Section 280 will not be liable for claims against the corporation on which no suit is brought until after the expiration of the period described in Section 278. Finally, Section 282(c) provides that “[t]he aggregate liability of any stockholder of a dissolved corporation for claims against the dissolved corporation shall not exceed the amount distributed to him in dissolution.”

The Company’s determination to comply with the procedures set forth in Section 280 or Section 281(b) of the DGCL will be made at the time of any dissolution and liquidation based on the then existing facts and in consultation with the Company’s legal counsel.

The Company has revised the disclosure in the Registration Statement to provide a description of the procedures it will undertake in complying with the above-described provisions of the DGCL. See pages 11, 15, 16, 17 and 45 of Amendment No. 1. The Company also has revised the disclosure in the Registration Statement to describe the impact the above-described provisions will have upon its stockholders’ right to receive their portion of the trust in the event of its dissolution and liquidation. See pages 11, 15, 16, 17 and 45 of Amendment No. 1. In addition, the Company has added in Amendment No. 1 disclosure which discusses how creditors may seek to interfere with the distribution of the trust account pursuant to federal or state creditor and bankruptcy laws. See page 15 of Amendment No. 1. Finally, the Company included a discussion in Amendment No. 1 of the procedures that it will use to liquidate the trust account, return money to investors and dissolve the Company, in the event that such actions become necessary. See pages 11, 16, 17 and 45 of Amendment No. 1.

5.	Comment:

We note the disclosure throughout your registration statement that the initial per share liquidation price for shareholders will be $7.71, or 96% of the per unit IPO price of $8.00. Please expand and clarify why you believe it is appropriate to disclose such amount in light of the lack of assurance that Mr. Gross will be able to satisfy his indemnification obligations, and that such amount may be subject to the prior claims of creditors. Please also file the indemnification as an exhibit.

Response: The Company believes that it is important to disclose the initial per share liquidation price to investors in order to inform them that their $8.00 investment in the Company will be subject to an immediate diminution in value (i.e., if a dissolution and liquidation of the Company were to occur immediately subsequent to the completion of the Company’s initial public offering, investors in the initial public offering would only receive the $7.71 per share

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initial liquidation price and not their $8.00 initial per share investment in the Company). In addition, the Company believes that it has included adequate cautionary disclosure throughout the Registration Statement apprising investors of the possibility and circumstances in which they may receive less than the $7.71 per share initial liquidation price. See pages 14, 15, 44, 45 and 46 of Amendment No. 1.

The Company will file the letter agreement between the Company and Mr. Gross regarding Mr. Gross’ obligations to cover the potential claims of third parties under certain circumstances as described in Amendment No. 1.

6.	Comment:

We note that your initial business combination must be with a business that has a fair market value of at least 80% of the balance in the trust account at the time of acquisition. Please clarify throughout that there is no limitation on your ability to raise funds privately and through loans that would allow you to acquire a company with higher fair market value. Disclose as well whether any such financing arrangements have been entered into or contemplated with any third parties to raise such additional funds, through the sale of securities or otherwise.

Response: The Company has revised the disclosure accordingly. See pages 9 and 42 of Amendment No. 1.

7.	Comment:

We note that the company has three directors, one of whom is Chairman and Chief Executive Officer. Risk factor 11 at page 16 states that it is likely that “some of the current officers and directors will resign upon consummation of a business combination,” though it is “possible” that “some” will remain “associated in various capacities” with the combined business. We note also the statement at page 27 of the prospectus, in connection with any out-of-pocket expenses of officers and directors that exceed proceeds available for reimbursement, that “Since the role of present management after a business combination is uncertain, we have no current ability to determine what remuneration, if any, will be paid to those persons after a business combination.”

Please discuss further in an appropriate place the possibility that some of the company’s current management and directors, identified in the discussion, will remain associated with the company after a business combination. Detail how the company would accomplish this result, with reference to the necessary transaction structure, valuation determinations, exchange ratios and other contingencies that must be addressed and structured to ensure that the company’s management and/or directors would be able to maintain their positions with the company after a business combination.

Response: The Company has revised the disclosure accordingly. See page 30 of Amendment No. 1.

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Registration Statement Cover Page

8.	Comment:

Please check the box for securities that will be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933.

Response: Please note that the Company is seeking not to register any securities pursuant the Registration Statement that will be offered or sold on a delayed or continuous basis pursuant 415 of the Securities Act. In this regard, please note that each unit and each share of common stock and warrant underlying such unit will be offered and sold by the Company as soon as practicable after the effective date of the Registration Statement.

In addition, because the shares of common stock issuable upon exercise of the warrants being sold in the initial public offering cannot by their terms become exercisable until the later of (i) the Company’s completion of a business combination or (ii) fifteen months from the pricing of the Company’s initial public offering, the Company has elected not to register such underlying shares of common stock pursuant to the Registration Statement. The Company’s position not to register such shares at this time is supported by Telephone Interpretation A.9 from the Division of Corporation Finance’s “Manual of Publicly Available Telephone Interpretations,” which reads in pertinent part as follows:

“Where convertible securities or warrants are being registered under the Securities Act, and such securities are convertible or exercisable within one year, the underlying securities also must be registered at that time . . . . When . . . such securities are not convertible or exchangeable within one year, the issuer may choose not to register the underlying securities at the time of registering the convertible securities or warrants, but the underlying securities must be registered no later than the date such securities become convertible or exercisable by their terms.”

As a result, the Company anticipates that it will file a registration statement on Form S-3 immediately after it becomes eligible to use such registration statement (i.e., approximately twelve calendar months from the pricing of its initial public offering) to register the offer and sale of the shares of common stock issuable upon exercise of the warrants being sold in its initial public offering. To the extent that the Company is not eligible to use Form S-3 at such time (i.e., approximately twelve calendar months from the pricing of its initial public offering), it will register the offer and sale of such shares of common stock on Form S-1. In any event, the Company will endeavor to ensure that the registration of such shares of common stock (whether on Form S-3 or Form S-1) will occur no later than the date such shares become exercisable by their terms (i.e., the later of (i) the Company’s completion of a business combination or (ii) fifteen months from the pricing of the Company’s initial public offering).

Moreover, pursuant to the terms of the warrants, no warrants will be exercisable and the Company will not be obligated to issue shares of common stock unless, at the time a holder seeks

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to exercise, the Company has registered with the SEC the shares of common stock issuable upon exercise of the warrant and a prospectus relating to the common stock issuable upon exercise of the warrants is current. The Company has added a risk factor in Amendment No. 1 to highlight this fact. See page 23 of Amendment No. 1.

Prospectus Summary, page 1

9.	Comment:

Because the company “intend[s] to focus on various industries and target businesses in the United States and Western Europe that may provide significant opportunities for growth,” the disclosure required by Item 101 should include a discussion of how the company intends to conduct its search for a business combination candidate. In particular, please explain whether the company has already identified particular industries and/or types of businesses that offer opportunities for growth.

Response: Please note that the Company believes that the Registration Statement contains significant disclosure on how it intends to source potential acquisition opportunities. In this regard, please refer to the disclosure contained under the captions “Business – Competitive Advantages – Established deal sourcing network” and “Business – Effecting a Business Combination – Sources of target businesses.”

Also, the Company has added disclosure in Amendment No. 1 indicating that it has not identified particular industries and/or types of businesses that may provide opportunities for growth. See page 1 and 36 of Amendment No. 1.

10.	Comment:

We note the reference at page 1 to contacts and relationships of Mr. Gross. Please explain whether any of these persons has taken any affirmative steps to search for or locate a target business or whether they have had any contacts, preliminary or otherwise, from potential target businesses. Clarify whether management or any of its affiliates has been contacted by any potential target businesses.

Response: Please be advised that no person associated or affiliated with the Company or its management has taken any affirmative step to search for or locate a target business on behalf of the Company. Moreover, please be advised that neither the Company’s management nor any of its affiliates have been contacted by any potential target business. The Company believes that this fact has been adequately disclosed throughout the prospectus included in Amendment No. 1. In this regard, the Company would like to highlight the following disclosure contained in Amendment No. 1:

•	“We do not have any specific merger, stock exchange, asset acquisition, reorganization or similar business combination under consideration or contemplation.

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We have not, nor has anyone on our behalf, contacted any potential target business or had any substantive discussions, formal or otherwise, with respect to such a transaction.”

•	“To date, our efforts have been limited to organizational activities.”

11.	Comment:

The prospectus states at page 4 that Marathon Founders, LLC is owned by Mr. Gross. Please state whether this entity is the same as MAC Founders LLC, identified at page 53 as the record holder of all shares of common stock of the company. If so, please use a consistent name.

Response: The Company has revised the disclosure accordingly. See page 57 of Amendment No. 1.

The Offering, page 3

12.	Comment:

We note the disclosure at page 9 and throughout the prospectus that the company will precede with an initial business combination only if certain conditions are met. Among other things, the company will not enter into a business combination with any of the officers or directors or any of their affiliates, and will not enter into a business combination with any underwriters of this offering or selling group members or any of their affiliates without first obtaining a fairness opinion. See also page 70 (“any of the underwriters may introduce us to potential target businesses”). Please discuss in greater detail in the prospectus the circumstances in which the company may enter into a business combination with an affiliated entity. State, for example, whether such business will be considered in the initial search or only after other searches have not found a potential target business. Explain whether management is aware of any potential business combination opportunities with any of the affiliated entities and identify those that may be considered as potential target businesses. Please revise, as appropriate, to discuss the conflict that results from your potential ability to combine with a company with which your initial shareholders have preexisting relationships.

Response: The Company has revised the disclosure accordingly. See page 56 of Amendment No. 1.

13.	Comment:

Another condition to an initial business combination is the requirement that not more than 19.99% of the shares sold in this offering may be converted into pro rata shares of the trust account. Please explain whether, in the company’s view, it could lower or raise this percentage after the offering is effective and prior to the vote concerning the initial business combination, or

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whether any other of such conditions could be revised after the offering is effective. We may have further comment.

Response: The Company notes that the material terms of the Company’s initial public offering, including the requirement to (i) submit the business combination to stockholder approval prior to its consummation, (ii) not consummate any business combination if holders representing 20% or more in interest of the shares sold in the Company’s initial public offering exercise their conversion rights; and (iii) dissolve and liquidate the Company in the event that the Company does not consummate a business combination within certain time periods, are contained in the Company’s Amended and Restated Certificate of Incorporation. See Article Fifth of the Company’s Amended and Restated Certificate of Incorporation. Furthermore, the Company’s Amended and Restated Certificate of Incorporation provides that such provisions may not be amended after the consummation of the Company’s initial public offering and prior to the consummation of any business combination without the unanimous approval of the Company’s stockholders. As a result, although in theory it is possible to lower or raise such percentage as well as alter the other material terms of the Company’s initial public offering, in reality it is a virtual impossibility. In light of this requirement that the Company obtain the unanimous approval of its stockholders, the Company does not anticipate any changes to such provisions prior to the consummation of a business combination. See page 46 and 47 of Amendment No. 1.

14.	Comment:

We note the disclosure at page 10 and elsewhere that “[p]ublic shareholders voting against our initial business combination will be entitled to convert their shares of common stock into a pro rata share of the aggregate amount . . . in the trust account . . . if initial business combination is approved and completed.” In the case of stockholders vote against the business and exercise their conversion rights, please clearly disclose whether such stockholders would be able to convert their shares either if a majority of stockholders vote against the business combination or if holders of more than 20% of the shares sold in the offering vote against the business combination and exercise their conversion rights, resulting in the failure of the business combination.

Response: The Company has revised the disclosure accordingly. See pages 10 and 44 of Amendment No. 1.

15.	Comment:

We note the statement at page 10 that the company “will dissolve and promptly distribute only to our public stockholders the amount in our trust account, including (i) all accrued interest, net of income taxes payable on such interest and net of interest of up to $4.5 million on the trust account balance previously released to us to fund our working capital requirements (subject to the tax holdback) . . .[”] The company may want to consider adding a risk factor regarding the

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public stockholders’ rights to interest in view of the requirements under Rule 419 that interest earned on the trust is for the sole benefit of the purchasers.

Response: The Company has revised the disclosure accordingly both in the risk factors and in the disclosure under the caption “Comparison of This Offering to Those of Blank Check Companies Subject to Rule 419.” See pages 15 and 48 of Amendment No. 1.

Risk Factors, page 13

16.	Comment:

Risk factor five at page 14 states that Mr. Gross may be personally liable under certain circumstances to ensure that proceeds in the trust account are not reduced by claims. Please revise to detail to both the “certain circumstances” in which Mr. Gross will be liable, as well as the “certain prospective target businesses and vendors” to whom Mr. Gross has agreed to be liable. Please also disclose all steps that the company has taken to ensure that Mr. Gross has funds sufficient to satisfy his obligation to ensure that the trust account is not depleted.

Response: The Company has revised the disclosure accordingly. See page 15 of Amendment No. 1.

17.	Comment:

In the caption for the eleventh risk factor at page 16, please add an explanation of the risk to investors. Please explain also why it is “possible” that some of the company’s officers and directors will remain associated with the combined company, but it is “likely” that management of the target business will remain in place after a business combination. Elsewhere, the prospectus states, see e.g., page 27, that the role of present management after a business combination is uncertain. Please advise.

Response: The Company has revised the disclosure accordingly. See page 19 of Amendment No. 1.

18.	Comment:

The fourteenth risk factor states that the company’s officers and directors “are or may . . . become affiliated with entities, including other ‘blank check’ companies engaged in business activities similar to those intended to be conducted by us.” Please identify any blank check companies with which the officers and directors are currently affiliated.

Response: Please be advised the Company’s officers and directors are not currently affiliated with any other blank check companies. The Company has revised the disclosure in Amendment No. 1 to clarify this fact. See page 19 of Amendment No. 1.

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19.	Comment:

The twenty-first risk factor at page 19 states that a decline in interest rates could make it necessary for the company to borrow funds from its officers and directors to operate. Please state whether the officers and directors have any obligation to lend money to the company in this circumstance. We note the statement in risk factor twenty-two that none of the officers or directors or any other party is required to provide any financing to the company in connection with, or following, a business combination.

Response: The Company has revised the disclosure accordingly. See page 22 of Amendment No. 1.

20.	Comment:

The twenty-second risk factor at page 19 states that the company may be unable to obtain necessary additional financing to complete a business combination. The prospectus explains that the company may need additional financing because, among other things, the company “must convert into cash a significant number of shares of common stock owned by stockholders who elect to exercise their conversion rights.” Please explain why, in the circumstances, the conversion obligation could make it necessary for the company to seek additional financing in order to complete a business combination.

Response: The Company has revised the disclosure accordingly. See page 22 of Amendment No. 1.

21.	Comment:

As a related matter, we note the disclosure that, if additional financing were unavailable, the company “would be compelled to restructure or abandon” the particular business combination. Please describe what a restructuring could entail.

Response: The Company has revised the disclosure accordingly. See page 22 of Amendment No. 1.

Proposed Business, page 35

Effecting a Business Combination, page 36

Sources of target businesses, page 37

22.	Comment:

Please disclose whether the underwriters could serve as a source for identification of target businesses. Also discuss whether the underwriters would be able to receive finders’ fees in connection with serving as the source of identification of target businesses

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Response: The Company has revised the disclosure in Amendment No. 1 to clarify that the underwriters may be entitled to finders’ fees for services rendered in connection with the Company’s consummation of a business combination. See page 41 and 74 of Amendment No. 1.

Comparison of This Offering to Those of Blank Check Companies Subject to Rule 419, page 43

23.	Comment:

Please include in the table a discussion that compares the terms of the offering with the terms under Rule 419 with respect to the shareholders’ rights to receive interest earned from the funds held in escrow.

Response: The Company has revised the disclosure accordingly. See page 48 of Amendment No. 1.

Proposed Business, page 35

24.	Comment:

At page 35, the prospectus states that the company will not consider start-up companies or companies with speculative business plans. The prospectus cites four “criteria and guidelines” that the company will use to select a target company. All point to an established management team and a diversified customer and supplier base. We note that it is not clear why such a company would seek, or benefit from, a business combination with Marathon, or why such a company would “provide significant opportunities for growth.” Please discuss. Additionally, provide additional detail with respect to the four guidelines being utilized by the company in analyzing potential target candidates, including quantifying the various criteria and guidelines where possible.

Response: There are a number of compelling reasons why such a company would seek to go public or become a public company, including:

•	greater access to additional capital from the public capital markets;

•	to be in a better position to recruit and retain employees (e.g., equity compensation plans such as employee stock purchase plans and stock option plans promote employee loyalty and productivity);

•	to increase its visibility and recognition in the markets in which it competes and among its potential customers; and

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•	to be in a better position to use its capital stock as “currency” in connection with acquisitions and strategic transactions.

Notwithstanding such considerable benefits, there are a number of significant uncertainties and risks associated with consummating an initial public offering, including time delays, significant expense and the risk that market conditions will not be favorable for an initial public offering at the time the offering is ready to be sold. As a result, the Company believes that it will offer such companies a means to achieve their goal of becoming a public company without the attendant risks associated with consummating an initial public offering. The Company had previously included disclosure to this effect in the Registration Statement. See page 39 of Amendment No. 1.

In addition, the Company believes that a company with an established management team and a diversified customer and supplier base can have significant opportunities for growth. In this regard, the Company notes that the following market forces represent significant growth opportunities and challenges for new, as well as established companies:

•	increased globalization and supplier/purchaser reach;

•	competitive pressures resulting in extensive merger and acquisition activity;

•	rapid technological change;

•	broad adoption of the Internet as an accepted communication medium and use of the Web to deliver goods, services, and content;

•	changes in government regulations/policies; and

•	emergence of new competitors and new business models.

Finally, the Company has included additional detail with respect to the four guidelines it will utilize in analyzing potential target candidates. See pages 2 and 38 of Amendment No. 1.

25.	Comment:

Under the subcaption “Established deal sourcing network,” at page 36, the prospectus states that Mr. Gross has developed an extensive network of “private equity sponsor relationships.” Please explain the nature of these relationships.

Response: The Company has revised the disclosure accordingly. See page 39 of Amendment No. 1.

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26.	Comment:

The statements at page 36 under the subcaption, “Disciplined Acquisition Approach,” suggest that Mr. Gross will not consider distressed and/or highly leveraged companies. Please confirm, if appropriate.

Response: The Company has added disclosure to Amendment No. 1 indicating that it will not consider a business combination with a target business that is excessively leveraged. See pages 2 and 38 of Amendment No. 1.

Principal Stockholders, page 53

27.	Comment:

It appears the beneficial ownership table, with respect to Mr. Gross, should include the 98.9% ownership by MAC Founders LLC. Footnote 2 could explain Mr. Gross’ ownership of that entity.

Response: Please be advised that Mr. Gross owns 100% of the outstanding equity interests of Marathon Founders, LLC. Through such ownership, Mr. Gross has the exclusive power to vote and dispose of the 9,275,000 shares of common stock of the Company that are held by Marathon Founders, LLC. Thus, in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, Mr. Gross is deemed to be the beneficial owner of all such shares. Mr. Gross does not beneficially own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934) any other shares of common stock of the Company. As a result, the Company believes that the disclosure in the beneficial ownership table as well as footnote 2 thereto accurately describe Mr. Gross’ beneficial ownership of shares of the Company’s common stock. See page 57 of Amendment No. 1.

Description of Securities, page 57

28.	Comment:

With respect to the Founders’ Units and the Sponsor Warrants, respectively, please disclose the section of the Securities Act or rule of the Commission under which exemption from registration is claimed and state briefly the facts relied upon to make the exemption available, See Item 701 of Regulation S-K.

Response: Please see Item 15 of Part II on page II-2 of Amendment No. 1.

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Underwriting, page 68

29.	Comment:

It appears as though you may have in place a directed offering as it relates to the offering to officers, directors and employees of the company. If you do not so believe, please advise us supplementally. Otherwise, describe to us the mechanics of how and when these shares were or will be offered and sold to investors in the directed share program for this offering. For example, tell us how the prospective recipients and number of reserved securities is determined and how the prospective recipients of the reserved securities will indicate their interest in purchasing the securities. Further tell us how and when the company and underwriter will be notified or will notify the directed share investors, including the types of communications used. Will any electronic communications or procedures be used by the underwriter or the company, such as e-mail? Discuss the procedures these investors must follow in order to purchase the offered securities, including how and when any communications are sent or received or funds are received by the underwriters or you. How do the procedures for the directed share program differ from the procedures for the general offering to the public? When do the purchasers become committed to purchase their shares? Provide us with copies of all written communications with prospective purchasers about the directed offering.

Response: Citigroup Global Markets Inc. will be administering the directed share program. The materials that we are providing to the Staff as an exhibit to this letter represent Citigroup Global Markets Inc.’s form of directed share program materials that have previously been reviewed by Kristina S. Wyatt of the Staff.

Please note that senior executives of the Company are preparing a list of directors and officers, or other persons who are otherwise associated with the Company, whom the Company would like to invite to participate in a directed share program.

At the Company’s request, the underwriters have agreed to reserve for the directed share program up to 5% of the amount of units to be sold in the proposed offering at the initial public offering price. The Company and Citigroup Global Markets Inc. believe that this amount represents an amount which is (1) sufficient to allow the Company to make available a limited number of units to such individuals and (2) customary in transactions of this type. Although the Company has not determined the final number of persons it would like to invite to participate in the directed share program, the Company currently expects to invite all of its officers and directors. The Company intends to distribute the directed share program materials to potential purchasers once the preliminary prospectus is printed.

The Company and Citigroup Global Markets Inc. will work together to operate the directed share program. The Company will allocate shares to investors, and Citigroup Global Markets Inc. will handle the mechanics of distributing the shares.

Citigroup Global Markets Inc. and the Company will employ the following procedures in making the offering under the directed share program:

June 29, 2006

•	The Company will deliver by first class mail or by Federal Express or other reputable overnight courier the directed share materials to potential purchasers once the preliminary prospectus is printed.

•	If the potential investor has an interest in purchasing shares in the proposed offering, he or she must complete and mail, fax or deliver (a registered representative of Citigroup Global Markets Inc. will be at the Company’s executive offices on specified dates to accept such delivery) the Indication of Interest (“IOI”) Form, the IPO Questionnaire (which requests from participants who are not employees of the Company information needed to comply with the Voluntary Initiative and NASD Rule 2790), the New Account Information Form (if the person does not already have an account with Citigroup Global Markets Inc.), the Form W-9 and the Lock-Up Agreement (to the extent applicable to such potential investor) so that they are received by Citigroup Global Markets Inc. on a specified date.

•	When the offering is priced, the Company will determine the final allocation of shares among those persons who submitted timely and proper indications of interest in participating in the directed share program. Citigroup Global Markets Inc. will then call each such person to confirm certain pertinent information, including the purchase price, the number of shares allocated to such person, the person’s continued desire to participate in the directed share program, the number of shares within the allocated amount, if any, they intend to purchase and the person’s account number.

•	Citigroup Global Markets Inc. will send each person who, when the offering was priced, confirmed his or her intention to purchase, a copy of the final prospectus and a written confirmation of the offer and sale.

•	Full payment of the purchase price for the units bought in the initial public offering through the directed share program must be received by Citigroup Global Markets Inc. by the settlement date, which will be three or four days after the pricing date in accordance with Rule 15c6-1 under the Securities Exchange Act of 1934. If Citigroup Global Markets Inc. does not receive the potential purchaser’s payment by the settlement date then Citigroup will notify the Company of the same and Citigroup Global Markets Inc. will then be able to sell such units to others purchasers.

The Company and Citigroup Global Markets Inc. currently are in the process of finalizing written materials to be provided to persons from whom expressions of interest in the proposed offering will be sought. The directed share program materials that the Company intends to deliver by first class mail or by Federal Express or other reputable overnight courier to potential purchasers will include:

•	a cover letter to potential purchasers from Citigroup Global Markets Inc., the administrative agent;

June 29, 2006

•	a General Information and Procedural Memorandum to potential purchasers, providing instructions and frequently asked questions and answers;

•	an Indication of Interest Form to be completed by potential purchasers to indicate any interest they may have in purchasing units in the proposed initial public offering, including the number of units they may have an interest in purchasing;

•	an IPO Questionnaire to be completed, signed and returned to Citigroup Global Markets Inc. by the potential purchaser, which will be used to help Citigroup Global Markets Inc. determine whether, under NASD rules, the potential purchaser is eligible to participate in the directed share program;

•	a New Account Form to be completed by the potential purchaser in order to allow Citigroup Global Markets Inc. to open a limited purpose account for the potential purchaser (a potential purchaser must have a Citigroup Global Markets Inc. account in order to participate in the directed share program) that will operate for the purchase and sale of the units only. The potential purchaser will not be required to deposit any funds into this account until after the units are priced and the purchaser confirms interest in purchasing a fixed number of units at this price;

•	a Form W-9 to be completed, signed and returned to Citigroup Global Markets Inc. by the potential purchaser. The Internal Revenue Service requires this form to be completed in order for the potential purchaser to provide Citigroup Global Markets Inc. with the potential purchaser’s taxpayer identification and certification;

•	a Lock-Up Agreement as described above; and

•	a copy of the preliminary prospectus.

A form of each of these documents, other than the preliminary prospectus and the Lock-Up Agreement, is provided as an exhibit to this letter.

The Company supplementally advises the Staff that, in connection with the directed share program, no offers were made prior to the filing of the Registration Statement with the Staff, offers will be made only with a preliminary prospectus and no funds have been or will be committed or paid prior to the effectiveness of the Registration Statement.

As described in the directed share program materials attached to this letter, the Company and Citigroup Global Markets Inc. will assure that this directed share program offer is consistent with Section 5 of the Securities Act and Rule 134 under the Securities Act by:

•	Ensuring that each of the documents (other than the preliminary prospectus) delivered to the persons invited to participate in the directed share program will contain language that is permitted by Rule 134 under the Securities Act.

June 29, 2006

•	Requiring each directed share program participant to acknowledge, by signing the Indication of Interest form, that no offer to buy any of the units in the proposed offering can be accepted and no part of the purchase price can be received by Citigroup Global Markets Inc. until the registration statement covering the proposed offering has been declared effective by the SEC and that any such offer may be withdrawn or revoked, without obligation or commitment, at any time prior to the prospective purchaser’s confirmation of his or her intention to purchase units is given after the effective date of the registration statement.

•	Providing that a potential purchaser’s submission of a completed Indication of Interest form involves no obligation or commitment of any kind, and by completing the Indication of Interest form, the person is not binding himself or herself to purchase any units.

•	If the potential purchaser confirms his or her intention to purchase, the underwriter will send the purchaser a copy of the final prospectus that meets the requirements of Section 10 of the Securities Act, which will contain the price of the offering and other information not included in the preliminary prospectus; and a written confirmation of the sale with respect to the units.

The directed share program materials will include a Lock-Up Agreement requiring each purchaser in the directed share program who is an officer, director or initial stockholder of the Company to agree that for a period of 180 days from the date of the prospectus, such purchaser will not, without prior written consent of Citigroup Global Markets Inc., dispose of or hedge any shares of its common stock purchased in the directed share program. Each such purchaser will be required to sign the Lock-Up Agreement and submit it to Citigroup Global Markets Inc. The form of the lock-up agreement to be executed by the officers, directors and initial stockholders will be submitted as an exhibit to the Company’s form of Underwriting Agreement, which will be filed by amendment to Company’s Registration Statement as Exhibit 1.1.

30.	Comment:

We note that the prospectus states at page 70 that one or more of the underwriters may make a prospectus in electronic format available on its website. Please identify these parties and describe their procedures to us. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify them and provide a description of their procedures. Briefly describe any electronic distribution in the filing and confirm, if true, that the procedures that will be followed with respect to any electronic distribution will be consistent with those previously described to, and cleared by, the Office of Chief Counsel.

Response: Citigroup Global Markets Inc. intends to use the i-Deal Prospectus Delivery System (“i-Deal”) as a complementary distribution method to deliver preliminary prospectus materials to institutional clients for this offering. Citigroup Global Markets Inc. intends to use

June 29, 2006

this system to complement its process for hard copy delivery of preliminary prospectus information only. Citigroup Global Markets Inc. currently intends to use i-Deal for the distribution to institutional clients of (i) the preliminary prospectus, (ii) any subsequent preliminary prospectus included in any pre-effective amendment, (iii) any preliminary prospectus distributed in connection with any required recirculation and (iv) any supplement or sticker to a preliminary prospectus.

It is also possible that an electronic prospectus may be posted online by any member of the underwriting syndicate. Citigroup Global Markets Inc. and Ladenburg Thalmann & Co. Inc. (together, the “Underwriters”) have advised the Company that it will not enter into any agreements with other underwriters that would contractually limit the ability of those underwriters to make an Internet posting. The Underwriters have also advised the Company that they do not know if any other underwriters that may become members of the syndicate would place a prospectus online or how they might choose to do so. The Underwriters do not currently know if anyone will be invited to join the syndicate and will not know the final composition of the syndicate or the allocation of shares until after the registration statement is declared effective.

Disclosure consistent with the procedures described above has been included in the “Underwriting” section of the prospectus. See page 74 of Amendment No. 1.

The Company has been advised by the Underwriters that although the Underwriters do not currently know if there will be any other underwriters for this offering, any other underwriter that is invited to become a member of the syndicate of this offering will be an established firm, a registered broker/dealer and an NASD member. However, due to the nature of the syndicate process, the final syndicate list and allocations of shares will not be made until the day of pricing. Shortly after the registration statement is declared effective, pricing information is determined and communicated to those firms that have expressed an interest in becoming syndicate members. After a relatively short period, in which these invitees can decline to participate in the syndicate on the negotiated terms, the final syndicate is established and allocations of shares are made. Prior to that time, the Underwriters know only who has been invited to join the syndicate, but not the final composition of the syndicate or the allocation of the shares. Therefore, the Underwriters do not have an opportunity to make inquiry of the individual firms that will ultimately comprise the syndicate until after the relevance of their plans, if any, for Internet distribution have been mooted by the declaration of effectiveness of the registration statement.

To address the Staff’s concerns, the Underwriters will include in a communication to the syndicate the following:

“You may not make an online distribution of shares of Marathon Acquisition Corp. units unless you are following procedures for online distributions previously cleared with the Securities and Exchange Commission. By accepting an allocation from us, you will be deemed to be representing to us that either (i) you are not making an online distribution or (ii) you are

June 29, 2006

following procedures for online distributions previously cleared with the Securities and Exchange Commission and those procedures have not changed.”

Given the responsibility of each broker/dealer to comply with all applicable SEC and NASD rules and given the representations that will be received by the Underwriters that syndicate members will so comply, there would not appear to be a regulatory need to make the Underwriters responsible for the Internet activities of other syndicate members. Lead managers have not traditionally been viewed as responsible for the paper delivery activities of their syndicate members, and thus by analogy, it would seem unnecessary and inappropriate with respect to online distribution activities.

Neither the Company nor the Underwriters have any arrangements with a third-party to host or access the preliminary prospectus on the Internet, other than (i) as described in the response to this comment regarding Citigroup Global Markets Inc.’s use of i-Deal, and (ii) in connection with plans to make roadshow presentation materials available on the Internet during live roadshow presentations through Net Roadshow, Inc. (www.netroadshow.com). While Citigroup Global Markets Inc. has contracted with Net Roadshow, Inc. for these services, the purpose of such contract is not specifically to host or access the preliminary prospectus. The primary purpose of making roadshow presentation materials available on the Internet during live roadshow presentations is to provide access to the roadshow to institutional and retail customers who may not attend roadshow meetings in person. An electronic version of the preliminary prospectus (identical to the copy filed with the Commission and distributed to live attendees) will be made available on the Net Roadshow web site as part of the roadshow presentation materials.

Financial Statements, page F-1

31.	Comment

Ensure the financial statements and related disclosures are updated as required by Rule 3-12 of Regulation S-X.

Response: The Company will update the financial statements and related disclosures in Amendment No. 1 if and when required by Rule 3-12 of Regulation S-X.

Note 3 – Proposed Public Offering, page F-9

32.	Comment

Given that the offer and sale of the warrants and the securities underlying the warrants are included in the units being registered, the offer and sale of the underlying securities are registered at the time of the effectiveness. As a result, it appears you will be required to file timely updates to this registration statement and deliver a current prospectus at the time such warrants are exercised. In light of this fact, please tell us how you plan to account for these warrants upon issuance. In this regard, it appears that pursuant to the guidance in paragraphs 14-18 of EITF 00-19 you may be required to account for the warrants as liabilities marked to fair

June 29, 2006

market value each period through the income statement. Paragraph 14 of EITF 00-19 states that if the contract allows the company to net-share or physically settle the contract only by delivering registered shares, it is assumed the company will be required to net-cash settle the contract, and as a result, liability classification will be required. Paragraph 17 of EITF 00-19 states that if the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event the company is unable to deliver the registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Please tell us how you have considered the guidance in EITF 00-19 in your proposed accounting for your warrants. It appears you are currently assuming the warrants will be classified as equity upon issuance, based on the review of your capitalization table and the summary financial data, as adjusted. If you conclude liability classification will be required upon issuance, please revise your capitalization table, summary financial data, dilution information and anywhere else in the document as needed, to properly reflect this classification. Additionally, please add disclosure in the document describing your proposed accounting for the warrants upon issuance, including the potential impact for volatility in your income statement given the requirement to mark the warrants to fair value each period.

Response: Each unit that will be offered and sold in connection with the Company’s proposed initial public offering will consist of one share of the Company’s common stock and one warrant to purchase one share of the Company’s common stock. As noted in the Company’s response to Comment No. 8 above, the Company will endeavor to ensure that the registration of the shares of common stock underlying such warrants will occur no later than the date such warrants become exercisable by their terms. Moreover, pursuant to the terms of the warrants, no warrants will be exercisable and the Company will not be obligated to issue shares of common stock unless, at the time a holder seeks to exercise, the Company has registered with the SEC the shares of common stock issuable upon exercise of the warrant and a prospectus relating to the common stock issuable upon exercise of the warrants is current. The Company has added a risk factor in Amendment No. 1 to highlight this fact. See page 23 of Amendment No. 1. In this regard, pursuant to the terms of the warrant agreement, the Company will only be required to use its best efforts to register the shares of common stock issuable upon exercise of the warrants and maintain a current prospectus relating to common stock issuable upon exercise of the warrants until the expiration of the warrants. If a registration statement covering the shares of common stock issuable upon exercise of the warrants has not been declared effective at the time of exercise of the warrants, then the warrant agreement provides that the Company is not obligated to deliver any shares of common stock until such time as a registration statement has been declared effective. In such event, the Company will continue to use its best efforts to register the shares of common stock issuable upon exercise of the warrants.

Moreover, if the prospectus relating to the shares of common stock issuable upon exercise of the warrants is not current at the time of exercise of the warrants, then the warrant agreement provides that the Company is not obligated to deliver any shares of common stock until such time as a current prospectus is available. As a result, the Company believes that the warrants should be classified as a permanent equity instrument because there are no contractual circumstances under which the Company would be required to net cash settle.

Part II. Information Not Required in Prospectus

Item 17. Undertakings

33.	Comment

Please add the undertakings required by Item 512(a)(1) of Regulation S-K.

Response: As noted above in the Company’s response to comment no. 8, the Company is seeking not to register any securities pursuant the Registration Statement that will be offered or sold on a delayed or continuous basis pursuant 415 of the Securities Act. As a result, the Company is not required to provide the undertakings required by Item 512(a)(1) of Regulation S-K.

Exhibits

Exhibit 3.1 Amended and Restricted Certificate of Incorporation

34.	Comment:

We note that Article Fifth states that paragraphs A through J thereof may not be amended after the consummation of the Corporation’s IPO without the unanimous approval of the Corporation’s stockholders prior to the consummation of any Business Corporation (emphasis

June 29, 2006

added). Please explain the circumstances that this provision is intended to address. Please revise the prospectus to disclose this provision and explain the potential impact upon investors in the offering.

Response: Article Fifth of the Company’s Amended and Restated Certificate of Incorporation is intended to provide purchasers of the Company’s units with protection against any attempt by the Company’s management to alter any of the material terms of the offering prior to the completion of a business combination. In this regard, Article Fifth of the Company’s Amended and Restated Certificate of Incorporation provides that it may only be amended prior to consummation of a business combination upon the unanimous approval of the Company’s stockholders. In light of the requirement that the Company obtain the unanimous approval of its stockholders, the Company does not anticipate any changes to such requirements and restrictions prior to its consummation of a business combination, if any. Please see the disclosure contained in the Registration Statement under the caption “Business – Effecting a Business Combination – Amended and Restated Certificate of Incorporation” with respect to Article Fifth of the Company’s Amended and Restated Certificate of Incorporation.

35.	Comment:

As a related matter, please also confirm whether state law would permit the amendment of these paragraphs, and on what basis, during the period when they are to apply (commencing upon the consummation of the IPO and terminating upon the completion of a business combination). State whether the company views the procedures as stated in the paragraphs and in the prospectus as obligations to investors that the company will not propose to amend. Alternatively, if the company reserves the right to amend these provisions to change the procedures for a business combination, disclose the extent of that authority and the circumstances under which changes could be proposed.

Response: Please see the Company’s response to comment no. 34 above. In addition, the Company has clarified in Amendment No. 1 that it views the foregoing provisions as obligations to its stockholders, and it will not take any actions to amend any of these provisions. See page 47 of Amendment No. 1.

36.	Comment:

We note that Article Eighth, which address a compromise or arrangement between the company and its creditors, is subject to the requirements of Article Fifth, “and any conflict arising in respect of the terms set forth hereunder and thereunder shall be resolved by reference to the terms set forth in Article Fifth.” Please revise the prospectus to disclose these provisions and to explain their potential impact upon investors in the offering.

Response: Section 102(b)(2) of the DGCL permits Delaware corporations to include a provision similar to the one set forth in Article Eighth of the Company’s Amended and Restated Certificate of Incorporation in their charters. Furthermore, Section 302 of the DGCL provides

June 29, 2006

that if such a provision is included in a charter pursuant to Section 102(b)(2) of the DGCL, then any creditor or stockholder of a Delaware corporation, or its receiver, may apply to the Delaware Court of Chancery for an order directing a meeting of the creditors of the corporation to consider any proposed compromise between such creditors and the corporation. At such a meeting, if a majority of the creditors representing three-fourths in value of the creditors or class of creditors agrees to any compromise or arrangement or reorganization, such compromise or arrangement will be binding on all of the creditors or class of creditors and/or on all the stockholders. The clause referenced by the Staff in its comment is intended to ensure that the provisions contained in Article Fifth of the Company’s Amended and Restated Certificate of Incorporation regarding the material terms of this offering are not altered or amended by the process set forth in Article Eighth of the Company’s Amended and Restated Certificate of Incorporation (i.e., the provisions contained in Article Fifth trump the provisions contained in Article Eighth).

Exhibit 23.1 – Consent of Independent Registered Accounting Firm

37.	Comment

You are reminded that a currently dated consent of the independent accountants with typed signature should be included in any amendment to the registration statement.

Response: As set forth in the Division of Corporation Finance’s “Accounting and Disclosure Rules and Practices Training Material,” the Company will file a new consent (i) whenever any change, other than typographical, is made to the financial statements included in the Registration Statement; (ii) for an amendment to the Registration Statement if there have been intervening events since the prior filing that are material to the Company; and (iii) with an amendment if an extended period of time passes since the last filing (an extended time is generally any period which is more than 30 days).

*         *         *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0805 or Cynthia M. Krus at (202) 383-0218.

/s/ Harry S. Pangas
Harry S. Pangas

July [    ], 2006

Dear Ladies and Gentlemen,

Marathon Acquisition Corp. (the “Company”) has recently filed a registration statement with the United States Securities and Exchange Commission (“SEC”) relating to a proposed offering of the Company’s units to the public. In connection with this initial public offering (“IPO”), the Company has set aside a certain number of units for purchase by employees, officers, directors and certain related persons of the Company through a Directed Share Program (the “Program”) administered by Smith Barney, a division of Citigroup Global Markets Inc. (“Smith Barney”). The complete details of the IPO are contained in the preliminary prospectus attached to the registration statement that we filed with the SEC.

The enclosed package includes a copy of the preliminary prospectus as well as a Program packet. If you wish to participate in this Program, you must complete, sign, date and return to the FA Group of Smith Barney, the several forms included in the enclosed packet by the subscription deadline of DATE, 2006.

A summary of the process to participate in the Program is as follows:

1. Complete, sign, date and return the forms in the enclosed packet by the date specified above. Please note that by completing the forms, you are not assured that you will receive the number of units you request, or any units at all. Persons who are interested in participating in the Program should be aware that a minimum purchase of 100 units is required.

2. The Company and Smith Barney will review all packets, and the Company will determine how many units, if any, to allocate to each person requesting to participate in the Program.

3. If you are ultimately allocated units in the Program and you wish to invest in the IPO, you will need to confirm your interest with a member of the FA Group of Smith Barney after the registration statement has been declared effective by the SEC and after the IPO price has been established. The time for confirmation is between 6:00 pm Eastern Time (“ET”) on the day that the offering is priced and 8:00 am ET the following morning.

You are not obligated to purchase any units allocated to you in the Program unless and until you confirm your intention to purchase these units after the registration statement has been declared effective by the SEC. It is critical that you provide all telephone numbers Smith Barney should use to attempt to reach you in the forms attached. If Smith Barney is unable to reach you during this 14-hour period, you will be unable to participate in the Program.

4. Once you have confirmed your intention to purchase by telephone, you will be obligated to buy the units at the IPO price. Payment will be due within four business days after the pricing date. Please note: All units purchased through the Program will be subject to a “lock-up” agreement that would prevent the sale, transfer or other disposition of these units for a period of 25 calendar days from the date of the final prospectus. The ability to sell Company units may be further restricted for certain Company employees, option or warrant holders and current shareholders under the Company’s Policy Regarding Insider Trading for all Directors, Officers and Employees and separate 180 day lock-up agreements.

We wish to emphasize that this notification is being made for informational purposes only and that none of the Company, Citigroup Global Markets Inc. or any other underwriter is soliciting, recommending or encouraging your purchase of units in the IPO.

Finally, you should be aware that your purchase of units is an investment subject to the inherent risks of the stock market. There can be no assurance that the market price of the units after the IPO will be higher than the IPO price.

Please read the preliminary prospectus carefully prior to making your investment decision.

Very truly yours,

Officer Name

Officer Title

The following statement is required to be included in this letter in accordance with Rule 134 of the Securities Act of 1933, as amended:

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. Copies of the prospectus relating to the offering can be obtained from Citigroup Global Markets Inc., Attn: Prospectus Department, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, NY 11220, (718) 765-6732.

No offer to buy the securities can be accepted and no part of the purchase price can be received until the registration statement has become effective, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date.

DIRECTED SHARE PROGRAM

LADIES AND GENTLEMEN

In connection with the recent filing with the Securities and Exchange Commission (“SEC”) of a registration statement related to a proposed offering of 37,500,000 units of Marathon Acquisition Corp. (“Company”), we are sending you a copy of the preliminary prospectus included in the registration statement.

The Company has instructed the underwriters to reserve up to [#% of the offering or ## units] for purchase by employees, officers and directors and certain related persons of the Company through a Directed Share Program (the “Program”). The Company has contracted with Smith Barney, a division of Citigroup Global Markets Inc., (“Smith Barney”) to administer the Program exclusively.

Persons invited to participate in the Program will be able to participate through the lead Smith Barney Financial Advisor team for this offering, [FA Group]. Persons with existing Smith Barney accounts may indicate that they wish to use their existing account by so indicating through the return of the physical forms to the lead Smith Barney Financial Advisor team.

The purpose of this package is to allow you to indicate to us if you have an interest in purchasing units in the Company’s initial public offering (“IPO”) at the offering price through this Program. Persons who are interested in participating in the Program should be aware that a minimum purchase of 100 units is required.

The ability to sell Marathon Acquisition Corp. units may be restricted for certain Company employees, option holders and current stockholders under the Company’s Insider Trading Policy, Management Stockholder’s Agreements and separate 180 day lock-up agreements.

After the registration statement has been declared effective and the offering has been priced, a member of the [FA Group] will inform you if any units have actually been allocated to you by the Company by telephone call. At that point you will be asked to confirm your intention to purchase. You are not obligated to purchase any units allocated to you by the Company unless and until you confirm your intention to purchase after the registration statement has been declared effective by the Securities and Exchange Commission. In the event that a member of the [FA Group] is unable to speak with you to confirm your intention to purchase the units allocated to you, a message will be left referencing the Program and asking that you return the call to receive and confirm your allocation by 8:00 a.m. Eastern Time (“ET”) on the deadline date specified. If you do not receive a telephone call by a member of the [FA Group] by DATE, 2006 and you are interested in participating in this Program, please make sure to contact their team directly at the telephone numbers provided within these materials.

If you wish to purchase units in the offering, you must CONFIRM your intention to purchase the units allocated to you, or a lesser amount, by 8:00 a.m. ET the day after pricing via either of the following means:

•	Direct telephone call to the [FA Group]; or

•	the Interactive Voice Response (“IVR”) system at 1-800-641-0175. The unique IVR Code for this Program is XXX. Please note that the IVR system is only available for the confirmation portion of the Program and is available in the United States only.

Contact information for the [FA Group], the lead Smith Barney Financial Advisor team for this Program, can be found on the bottom of this letter.

The following statement is required to be included in this letter in accordance with Rule 134 of the Securities Act of 1933, as amended:

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. Copies of the prospectus relating to the offering can be obtained from Citigroup Global Markets Inc., Attn: Prospectus Department, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, NY 11220, (718) 765-6732.

No offer to buy the securities can be accepted and no part of the purchase price can be received until the registration statement has become effective, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date.

DIRECTED SHARE PROGRAM

LADIES AND GENTLEMEN

If you confirm your intention to purchase these units, you will have entered a binding agreement and you must purchase and pay for them. A copy of the final prospectus and a written confirmation will be sent to you. If you do not confirm with Smith Barney your intention to purchase the units allocated to you, or a lesser amount, by 8:00 a.m. ET the day after pricing, you will not be obligated nor will you be able to purchase ANY units through the directed share program. As indicated on the cover page of the preliminary prospectus, the initial offering price for these units is currently expected to be $8 per unit; however, the price may be changed prior to the offering. It is also currently anticipated that the offering will be formally priced and will commence trading during the week of DATE, 2006. Payment for the units will be due within three business days of such pricing date (settlement date). Please note that the date of pricing for the offering could also change.

There is no obligation to participate in this Program; however, should you wish to do so, please carefully read the enclosed preliminary prospectus relating to the offering and the attached general information memorandum.

If you have any questions regarding the offering or the Directed Share Program please contact the [FA Group] at Smith Barney toll free at: 866-XXX-XXXX.

Very truly yours,

[CITIGROUP LOGO]

The following statement is required to be included in this letter in accordance with Rule 134 of the Securities Act of 1933, as amended:

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. Copies of the prospectus relating to the offering can be obtained from Citigroup Global Markets Inc., Attn: Prospectus Department, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, NY 11220, (718) 765-6732.

No offer to buy the securities can be accepted and no part of the purchase price can be received until the registration statement has become effective, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date.

GENERAL PROGRAM INFORMATION

ALL MATERIALS MUST BE RECEIVED BY SMITH BARNEY ATTN: THE [FA GROUP] AT THE ADDRESS LISTED BELOW NO LATER THAN DATE, 2006 AT 4:00 PM EASTERN TIME (ET).

YOU WILL NEED TO RETURN THE FOLLOWING FORMS VIA FAX OR MAIL:

1. The New Account Information Form: To participate in the Program you must have a Smith Barney account. Completing this form will allow Smith Barney to open an account for you.

2. Indication of Interest Form: Used to communicate the number of units you are interested in purchasing.

3. Form W-9: Request for Taxpayer Identification Number.

4. IPO Questionnaire: Non-Employees of the Company are required to complete a brief questionnaire reviewing whether you may be prohibited from purchasing IPO securities under NASD Rules.

Smith Barney

Attn: FA Group

address

address

Telephone Numbers:	Fax Number:
(866) 555-xxxx	(212) 555-xxxx

(212) 555-xxxx

The following statement is required to be included in this letter in accordance with Rule 134 of the Securities Act of 1933, as amended:

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. Copies of the prospectus relating to the offering can be obtained from Citigroup Global Markets Inc., Attn: Prospectus Department, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, NY 11220, (718) 765-6732.

No offer to buy the securities can be accepted and no part of the purchase price can be received until the registration statement has become effective, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date.

GENERAL PROGRAM INFORMATION

Who is Eligible to Participate in the Directed Share Program?

In connection with the initial public offering, the Company has the option to direct a certain number of units to selected employees, officers, directors and certain related persons of the Company. You have been identified as a person who may be able to purchase units in the IPO.

Only those people designated by the Company are eligible to participate in the Program; you may not designate additional people to participate. You will not be charged any fees for purchasing units in the program, i.e., no account opening fees, no buying commission fees and no account maintance fees. You may be charged a fee upon the sale of any units purchased through the program. Please contact your assigned Smith Barney Finanical Advisor for information relating to applicable fees for transfer, sale or other disposition of these units.

What Do I Need To Do To Participate in the Program?

If after receiving the preliminary prospectus, you have an interest in purchasing units in the offering, you must complete the enclosed forms and mail or fax them to the [FA Group] so that they are received by no later than DATE, 2006 at 4:00 p.m. ET. The indication of interest is not a binding obligation to purchase units in the IPO.

You must have a Smith Barney brokerage account in order to participate in the Program. If you already have a Smith Barney account, you must still complete all of the forms mentioned above, other than the New Account Information Form and return them to the [FA Group]. You will be permitted to purchase the units through your existing Smith Barney account and will not be required to open a new account.

No offer to buy the securities can be accepted and no part of the purchase price can be received until the registration statement has become effective, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date. An indication of interest will involve no obligation or commitment of any kind.

The Internal Revenue Code requires that a Form W-9 (W-8 in Non-U.S. jurisdictions) be completed, signed and returned to Smith Barney. Failure to submit this Form will result in backup withholding of the gross proceeds from any sale or dividends paid to your account. You may be able to claim backup withholding as a credit against your federal income tax liability on your tax return. Consult your tax advisor for further details as Smith Barney does not render tax advice.

The following statement is required to be included in this letter in accordance with Rule 134 of the Securities Act of 1933, as amended:

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. Copies of the prospectus relating to the offering can be obtained from Citigroup Global Markets Inc., Attn: Prospectus Department, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, NY 11220, (718) 765-6732.

No offer to buy the securities can be accepted and no part of the purchase price can be received until the registration statement has become effective, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date.

GENERAL PROGRAM INFORMATION

How Many Units Can I Purchase?

If you desire to purchase units a minimum purchase of 100 units is required. There is no assurance that you will receive any or all of the units that you request.

Please be advised that by sending this letter to you, the Company is not making any recommendations as to whether or not you should participate in the offering and if you participate, how many units you should elect to purchase.

In particular, you should note that an investment in common stock and warrants involves a high degree of risk and the Directed Share Program is not designed to capture potential short-term increases in the price of the units.

Once the units have opened for trading, the market price of the units could fluctuate substantially down or up from the initial public offering price. Before deciding whether to elect to purchase any units, you are urged to read the enclosed preliminary prospectus in its entirety and to consult with your personal business and financial advisor.

What Will The Final Price Be? When Will It Be Determined? How Will I Be Advised of The Final Price?

It is currently expected that the initial offering price will be $8 per unit; however, the price may be changed prior to the offering.

The units are expected to be listed on the American Stock Exchange under the trading symbol MAQ.U. The offering will be priced after the market closes on the day of pricing, and the units are expected to begin to trade the next day. Currently, this is expected to occur during the week of DATE, 2006.

I’ve Returned the Necessary Forms, What Happens Now?

When the offering is priced, the Company will determine the final allocation of units among each person who indicated interest in participating in the Program. If you wish to purchase units through the Program, after the pricing is determined you must confirm your interest in purchasing the units that are finally allocated to you at the offering price. There are two ways to confirm your intention to purchase:

1. Interactive Voice Response (IVR) System: (U.S. based participants only). You may call the IVR to obtain the number of units you were allocated and confirm your purchase decision. The IVR number for your Program is 1-800-641-0175. You will need to know your Program’s Plan Code: XXX.

2. Financial Advisor: This is the only option available to participants located outside of the United States. A Smith Barney Financial Advisor from the [FA Group] will call you to inform you of the number of units you were allocated and to confirm your intention to purchase. In the event that the Smith Barney Financial Advisor is unable to speak with you to confirm your intention to purchase the units allocated to you, a message will be left referencing the Directed Share Program and asking that you return the call to receive and confirm your allocation.

The following statement is required to be included in this letter in accordance with Rule 134 of the Securities Act of 1933, as amended:

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. Copies of the prospectus relating to the offering can be obtained from Citigroup Global Markets Inc., Attn: Prospectus Department, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, NY 11220, (718) 765-6732.

No offer to buy the securities can be accepted and no part of the purchase price can be received until the registration statement has become effective, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date.

GENERAL PROGRAM INFORMATION

If you wish to purchase units through this program, you must confirm your intention to purchase the units allocated to you, or a lesser amount, by 8:00 a.m. ET the day after pricing. Contact information can be found in the General Program Information and elsewhere in these materials.

If you confirm your intention to purchase the units, you will have entered a binding agreement and you must purchase and pay for them. A copy of the final prospectus and a written confirmation will be sent to you. If you do not confirm with Smith Barney your intention to purchase the units allocated to you, or a lesser amount, by 8:00 a.m. ET the day after pricing you will not be obligated nor will you be able to purchase any units through the program.

How and When Do I Pay For My Units?

There is no obligation to purchase any units through the Directed Share Program unless and until you confirm your intention to purchase after the registration statement has been declared effective by the Securities and Exchange Commission.

All units purchased through the Directed Share Program will be purchased at the initial public offering price. The price per unit does not provide participants with any discount from the initial public offering price.

Full payment of the purchase price for your units must be received by Smith Barney by the settlement date, which will be four days after the pricing date. Please do not send payment to Smith Barney unless and until you confirm to Smith Barney your intention to purchase the units allocated to you or a lesser amount.

Checks must be made payable to the order of Smith Barney. Write your Smith Barney account number on the face of your check. Third party checks (checks drawn by a payor other than the account name) are not acceptable. If your payment is not received by the settlement date, the units allotted and confirmed for purchase by you, at the Company’s discretion, may be made available for purchase by the general public, or reallocated to other Directed Share Program participants. In the event that the units trade below the issue price, however, neither the Company nor Smith Barney has any obligation to reallocate your units, and thus you will be held responsible for the full purchase price of all units you agreed to purchase.

The following statement is required to be included in this letter in accordance with Rule 134 of the Securities Act of 1933, as amended:

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. Copies of the prospectus relating to the offering can be obtained from Citigroup Global Markets Inc., Attn: Prospectus Department, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, NY 11220, (718) 765-6732.

No offer to buy the securities can be accepted and no part of the purchase price can be received until the registration statement has become effective, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date.

GENERAL PROGRAM INFORMATION

U.S. Federal Fund wires will also be accepted. The [FA Group] will work with you on completing this request.

Payment in U.S. dollars is to be received within four business days after pricing date. Payment may be made by either personal check or wire. Please write your Smith Barney account number on all personal checks. Wiring and mailing instructions are as follows:

Wiring Instructions:	OR	Check Payment Instructions:

Citibank N.A.		Made payable to: Smith Barney

ABA 021 000 089		Send to: Smith Barney

FBO Citigroup Global Markets		The FA Group

Account Number: 30604518		address

For further credit to: _____________		address

SB Account Number : ____________		Account Number: ____________

Telephone and fax numbers to assist you in the execution of all post IPO pricing/aftermarket trading:

Telephone Numbers:	Fax Number:

(866) 555-XXXX	(212) XXX-XXXX

(212) 555-XXXX

You may also deposit funds at any local Smith Barney office. Please contact the [FA Group] at the numbers above for more details.

Please do not leave any sell or buy orders on the voicemail. A sell or buy order left on voicemail will not be accepted. You must speak to one of the Smith Barney Financial Advisors at the phone numbers above.

The following statement is required to be included in this letter in accordance with Rule 134 of the Securities Act of 1933, as amended:

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. Copies of the prospectus relating to the offering can be obtained from Citigroup Global Markets Inc., Attn: Prospectus Department, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, NY 11220, (718) 765-6732.

No offer to buy the securities can be accepted and no part of the purchase price can be received until the registration statement has become effective, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date.

1. NEW ACCOUNT FORM

Name:	Address (no PO boxes):

Date of Birth: / /

Social Security Number

Home Phone Number:

Work Phone Number:

Alternate Contact Information:

Work E-mail Address

Home E-mail Address

Cell Phone Number

Print Name

Signature

Date / /

CUSTOMER NOTIFICATION:

In order to comply with Section 326 of the USA Patriot Act, Smith Barney is required to provide the following notice to individuals who open new accounts:

“U.S. Federal law requires us to obtain, verify and record information that identifies each person or entity that opens an account. As a result, when you purchase or sell securities or custody assets with our Firm, we will ask for a customer name, date of birth (for an individual), street address, and an identification number such as a Taxpayer ID number. We may also ask to see other identifying documents that will allow us to identify you and verify your account. We appreciate your cooperation.”

The following statement is required to be included in this letter in accordance with Rule 134 of the Securities Act of 1933, as amended:

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. Copies of the prospectus relating to the offering can be obtained from Citigroup Global Markets Inc., Attn: Prospectus Department, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, NY 11220, (718) 765-6732.

No offer to buy the securities can be accepted and no part of the purchase price can be received until the registration statement has become effective, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date.

2. INDICATION OF INTEREST

I am interested in purchasing                         units (the “Units”) (minimum 100) of Marathon Acquisition Corp. (the “Company”) at the initial public offering price and would like such number of units to be reserved for me.

I acknowledge, certify and agree that:

I have received a copy of the preliminary prospectus with respect to the Company’s initial public offering.

I am not assured of obtaining any or all of the number of Units requested hereby, and I will be notified of the number of Units available for purchase by me.

If I decide to purchase Units in the offering, I will purchase the Units requested for my own personal account (or an existing joint account with a member of my immediate family) and not on behalf of any other person.

This indication of interest involves no obligation or commitment of any kind, and by completing this form, I am not binding myself to purchase any Units. I understand that the purpose of this form is to provide some indication of how many Units may be requested by participants in the Directed Share Program and that I will be notified, after effectiveness and pricing, of the number of Units which are available for purchase by me. I am also aware that full payment, in United States dollars, for the purchase price of the Units allotted to me, will be required within four business days of the pricing of the offering.

No Units can be sold, no offer to buy any of the Units can be accepted and no part of the purchase price can be accepted by Smith Barney, a division of Citigroup Global Markets Inc. (“Smith Barney”) until the registration statement covering the proposed offering (the “Registration Statement”) has been declared effective by the United States Securities and Exchange Commission. An indication of interest is not a binding commitment and my indication may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to my confirmation of my intention to purchase Units given after the effective date of the Registration Statement. Nothing herein is a waiver of any rights under the federal securities laws.

I understand that after the Registration Statement covering the proposed offering becomes effective, copies of the prospectus in final form (the “Final Prospectus”) will be available, which Final Prospectus will contain the price and other information which cannot be determined at this time.

I understand that an arrangement has been made with Smith Barney to act as the administrative agent for the Directed Share Program, and that after a Registration Statement for the proposed offering becomes effective and the offering is priced, I will be contacted by a Smith Barney representative to arrange for the purchase of the number of Units requested by me or such lesser number of Units as may be allocated to me.

If you have an existing account with Smith Barney, please state the account number and the name of your Financial Advisor (FA) in the spaces provided below:

Acct #: ____________________________ Name of FA:________________________________

Print Name

Signature

Date / /

The following statement is required to be included in this letter in accordance with Rule 134 of the Securities Act of 1933, as amended:

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. Copies of the prospectus relating to the offering can be obtained from Citigroup Global Markets Inc., Attn: Prospectus Department, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, NY 11220, (718) 765-6732.

No offer to buy the securities can be accepted and no part of the purchase price can be received until the registration statement has become effective, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date.

3. FORM W-9

Stock Plan New Account Information and Disclosure Notice and Substitute Form W-9 Request for Taxpayer Identification Number

PLEASE PRINT OR TYPE ALL REQUIRED INFORMATION IN ENGLISH

Use this form only if you are a U.S. person (including a lawful resident of the U.S.) to provide your correct Taxpayer Identification Number and to certify that you are not subject to backup withholding. Failure to submit this form will result in IRS-mandated backup tax withholding being deducted from the proceeds of your sale.

Company				Taxpayer ID No. (You MUST complete this box)		Smith Barney No.

Company Name	è	Marathon Acquisition Corp.	3-Digit Company è Number (If applicable)	Social Security Number	è	(if applicable)

DISCLOSURE NOTICE

Bank issued certificates of deposit purchased through Smith Barney and the Smith Barney Insured Deposit Account sweep feature are insured by the FDIC (see disclosure documents for details). All other investment or insurance products sold through Smith Barney

•	are not insured by the FDIC;

•	are not a deposit or other obligation of a depository institution and are not guaranteed by a depository institution;

•	are subject to investment risks, including the possible loss of the principal amount invested.

I promise to inform Smith Barney promptly in the event any information on this form that I have provided becomes inaccurate or untrue.

Certain types of Employee Stock Option exercises, such as cashless exercise, require us to sell the security prior to our receipt of shares from your company. When this occurs, the Smith Barney account in which the exercise is processed will contain a short position until the shares are received from the company or its transfer agent. This short position can result in interest and/or fees being charged to the account. These charges will be deducted from the net proceeds of the transaction.

PART I - IDENTIFICATION OF INDIVIDUAL

1. Name of individual	è	First Name	Last Name

2. Address	è	Street, Apartment or Suite No., or Rural Route

		City or Town		State	ZIP Code

3. Telephone Numbers	è	Home Telephone Number	Work Telephone Number	Fax Number

4.  ☐         Check here only if you are subject to backup withholding due to notification by the IRS. If so, you must also cross out the portion of the Tax Certification and Authorization section below as indicated.

PART II - CERTIFICATION

Tax Certification: Under penalties of perjury I certify that:

1.) the number I have provided above is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me), and

2.) I am not subject to backup withholding because: a.) I am exempt from backup withholding, or b.) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest and dividends, or c.) the IRS has notified me that I am no longer subject to backup withholding.

3.) I am a U.S. person (including a U.S. resident alien)

Certification Instructions: You must cross out item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.

The Internal Revenue Service does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

Sign Here	è	Signature of individual (or individual authorized signee)	Date

SB INTERNAL USE ONLY 001	Branch Manager Signature and Date	FA Signature and Date	Smith Barney Account Number

You may fax this completed form to: (but you must also mail the original)		Direct telephone inquiries to:

Please return this complete form to:	Smith Barney, attn: FA Group and address

5548-9 (2/2006)	Smith Barney is a division and service mark of Citigroup Global Markets Inc.	CPI 001	CPI 0169	CPI 6000

4. IPO Questionnaire

In accordance with NASD Rule 2790 (Restrictions on the Purchase and Sale of IPO’s of Equity Securities), certain individuals are classified as restricted and may not participate in equity offerings. Please answer the questions below in regard to your account’s eligibility. If you have any questions, please do not hesitate to contact the Smith Barney Financial Advisor team associated with this Directed Share Program.

Immediate Family Member: A person’s parents, mother-in-law or father-in-law, spouse, brother or sister, brother-in-law or sister-in-law, son-in-law or daughter-in-law and children, and any other individual to whom the person provides material support. Material support is defined as directly or indirectly providing more than 25% of a person’s income in the prior calendar year. Member of the immediate family living in the same household are deemed to be providing each other with material support.

Beneficial Owner: An individual or entity with any economic interest, including the right to share in gains or losses, other than management or performance based on fees for operating a collective investment account, or other fees for acting in a fiduciary capacity. Beneficial interest includes interest owned directly in an account or indirectly through other accounts.

Please check the appropriate box below each question:

1) Did any of the beneficial owners (or immediate family members of a beneficial owner) of the account through which you are participating in the Program act as a finder (i.e. a person who receives compensation for identifying potential investors in an offering) or in a fiduciary capacity to any managing underwriter in regard to the public offering of Marathon Acquisition Corp. units?

Yes ☐

No  ☐

2) Are any of the beneficial owners (or immediate family members of a beneficial owner) of the account through which you are participating in this Program an officer, director, general partner, associated person or employee of an NASD member firm or any other broker-dealer (other than a limited business broker-dealer)?

Yes ☐

No  ☐

(2A) Are any of the beneficial owners of the account through which you are participating in this Program an immediate family member of an individual who is employed by Marathon Acquisition Corp.?

Yes ☐

No  ☐

Print Name

Signature

Name of Joint Account Holder

Date / /

The following statement is required to be included in this letter in accordance with Rule 134 of the Securities Act of 1933, as amended:

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. Copies of the prospectus relating to the offering can be obtained from Citigroup Global Markets Inc., Attn: Prospectus Department, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, NY 11220, (718) 765-6732.

No offer to buy the securities can be accepted and no part of the purchase price can be received until the registration statement has become effective, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date.

5. POST PRICING PROCEDURAL INFORMATION (Do Not Discard)

After the pricing of the units of Marathon Acquisition Corp., the Smith Barney Financial Advisor team serving this Program will attempt to contact you via the telephone number you have provided.

Once contacted, you will be informed of the number of units that have been allocated to you, the price per unit, and your Smith Barney Account Number. (Please note that your previously completed indication of interest is not a binding obligation. At the time you are contacted, you can either confirm to purchase all, part, or none of the Units that the Company has allocated to you.) Persons who are interested in participating in the Program should be aware that a minimum purchase of 100 units is required.

If you wish to purchase units, you must confirm your intention to purchase the units allocated to you, or a lesser amount, by 8:00 a.m ET the day after pricing. You may confirm your purchase by either telephone or IVR at the contact information stated below. The Plan Code for the Directed Share Program is XXX.

Smith Barney

Attn: FA Group

address

address

Telephone Numbers:	Fax Number:

(866) 555-XXXX	(212) 555-XXXX

(212) 555-XXXX

Payment in U.S. dollars is to be received within 4 business days of the pricing date. Payment may be made by either personal check or wire. Please write your Smith Barney account number on all personal checks. Wiring and mailing instructions are as follows:

Wiring Instructions:	OR	Check Payment Instructions:

Citibank N.A.		Made payable to the order of: Smith Barney

ABA 021 000 089		Send to: Smith Barney

FBO Citigroup Global Markets		FA Group

Account Number: 30604518		address

For further credit to: __________		address

SB Account Number: _________		Account Number: ____________

You may also deposit funds at any local Smith Barney office. Please call the [FA Group] at the numbers above for more details.

Please do not leave any sell or buy orders on the voicemail. A sell or buy order left on voicemail will not be accepted. You must speak to one of the Smith Barney Financial Advisors in the above group.

The following statement is required to be included in this letter in accordance with Rule 134 of the Securities Act of 1933, as amended:

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. Copies of the prospectus relating to the offering can be obtained from Citigroup Global Markets Inc., Attn: Prospectus Department, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, NY 11220, (718) 765-6732.

No offer to buy the securities can be accepted and no part of the purchase price can be received until the registration statement has become effective, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date.